UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report, furnished on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968 and 333-259914) and Form F-3 (File No. 333-250122 and No. 333-255865).

Exercise of Over-Allotment Option for 1,000,000 ADSs

On March 28, 2022, B. Riley Securities, Inc., as representative of the underwriters, exercised an over-allotment option (the “Option”) in full to purchase 1,000,000 additional American Depositary Shares (“ADSs”) from Sequans Communications S.A. (the “Company”) at an offering price to the public of $3.00 per ADS, and the Underwriters have agreed to purchase the ADSs pursuant to the Underwriting Agreement at a price of $2.805 per ADS, for approximate net proceeds, before offering expenses, to the Company of $3.0 million under the Option. The Option closed on April 1, 2022.

For more information regarding the offering, please refer to the Company’s Current Report on Form 6-K furnished on March 15, 2022.

A copy of the legal opinion and consent of Orrick, Herrington & Sutcliffe (Europe) LLP relating to the ordinary shares represented by the ADSs is attached hereto as Exhibit 5.1.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description
5.1	Opinion of Orrick, Herrington & Sutcliffe (Europe) LLP
99.1	Press release dated April 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: April 1, 2022	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer